UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 333-211719

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASHLAND UNION EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND INC.

8145 Blazer Drive

Wilmington, Delaware 19808

Telephone Number (302) 995-3000

ASHLAND UNION EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULES

Years Ended December 31, 2023 and 2022

TABLE OF CONTENTS

Page
Financial Statements (Unaudited)

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule (Unaudited) *

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)	13

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Unaudited)

	December 31
(in thousands)	2023	2022
Assets
Interest in the Ashland Inc Savings Plan Master Trust:
Investments at fair value	$18,707	$16,481
Investment contracts at contract value	3,018	2,729
Receivables:
Participant contributions	20	22
Employer contributions	4	5
Notes receivable from participants	833	840
Total assets	22,582	20,077

Liabilities
Accrued expenses	4	8
Total liabilities	4	8

Net assets available for benefits	$22,578	$20,069

See accompanying notes to financial statements.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Unaudited)

Year Ended December 31, 2023

(in thousands)
Additions to net assets attributed to:
Contributions:
Participants	$617
Employers	210
Loan interest	50
Plan interest in Ashland Inc Savings Plan Master Trust investment gain	2,448
Total additions	3,325

Deductions from net assets attributed to:
Benefits paid to participants	(779)
Benefits paid -other	(16)
Administrative expenses	(18)
Total deductions	(813)

Plan transfers	(3)

Net change in plan assets	2,509
Net assets available for benefits, beginning of year	20,069

Net assets available for benefits, end of year	$22,578

See accompanying notes to financial statements.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

December 31, 2023 and 2022

(In thousands, except participant and per share data)

NOTE A – DESCRIPTION OF THE PLAN

The following description of the Ashland Union Employee Savings Plan (Plan) provides only general information. The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA). Instead, this information merely summarizes selected aspects of the Plan. Read the Summary Plan Description or the Plan document for more information about the Plan. The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description. The Ashland Inc. Investment and Administrative Oversight Committee (the IAOC), as Plan Administrator, retains all rights to determine, interpret and apply the Plan’s terms to factual matters and matters of law. This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.

General

As of December 31, 2010, the Hercules Savings and Investment Plan was renamed the Ashland Inc. Union Employee Savings Plan (now the Ashland Union Employee Savings Plan). In conjunction with this change, a majority of the participants were transferred to the Ashland Employee Savings Plan with the exception of a select group of union-affiliated employees. The Trustee and Recordkeeper for the Plan is Fidelity Management Trust Company. The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.

Contributions

Eligibility and Employee Contributions

Effective January 1, 2017, members of the Hopewell Union that became employees of Ashland prior to August 28, 2010 are the only employees eligible to participate in the Plan. At enrollment, participants may elect to contribute from 1% to 50% of their wages on either a pre-tax or post-tax basis, or a combination thereof subject to Internal Revenue Code (IRC) limitations. New participants are deemed to elect to contribute 3% of their wages as pre-tax contributions, unless they elect otherwise. Excluding catch-up contributions, participants were limited to contributions of $22,500 in 2023.

Eligible employees who are at least age 50 by December 31 can make catch-up contributions in addition to the regular contribution. Catch-up contributions are pre-tax contributions from an eligible participant’s compensation in excess of a plan-imposed limit or the legal pre-tax contribution limit. Therefore, the eligible participant’s contributions must first reach a plan-imposed limit or the legal pre-tax contribution limit before any contributions are characterized as catch-up contributions. These employees may contribute a maximum of $7,500 as catch-up contributions for 2023.

Participants can direct their accounts into any one or combination of Plan investment options, including the Vanguard Target Retirement Trust Funds. The Target Funds most closely match the employee’s assumed retirement date, based on the employee’s age at the time of enrollment. These investments gradually become more conservative over time and are Common/Collective Trusts.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Unaudited) (continued)

Employer Contributions

Ashland contributes a matching contribution of 50% of the first 6% of the earnings that an employee contributes to the Plan for the pay period. The matching contribution may be made in shares of stock or cash.

Vesting

The Plan provides for immediate vesting of all employer and employee contributions regardless of the employee’s length of participation in the Plan or service with the employer. However, to preserve the qualified status of the Plan with the Internal Revenue Service (IRS), there are certain restrictions on the employee’s right to withdraw contributions and any earnings thereon while actively employed by Ashland or its subsidiaries. If a participant or beneficiary entitled to a benefit cannot be located, the vested benefit is forfeited. If such a participant or beneficiary makes a proper claim prior to the termination of the Plan, the forfeited benefit shall be restored in an amount equal to the amount forfeited, unadjusted for any gains or losses.

Voting Rights

Participants may instruct the trustee on how to vote shares of Ashland Inc. Common Stock held in their Ashland Common Stock Fund account and are notified by the trustee prior to the time such rights are to be exercised. The trustee will vote fractional shares and shares for which it received no instructions in the same proportion as the voting instructions on allocated shares received from participants. Participants may also direct the trustee on how to respond if a tender offer is made for Ashland Inc. Common Stock. If no instructions are received from a participant on a tender offer, it will be considered to be instruction to the trustee not to respond to the offer.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) Ashland's contribution and (b) Plan earnings (losses), and charged a fixed fee for reimbursable administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Rollovers

Participants may elect to rollover amounts from other qualified plans into this Plan in accordance with the guidelines required by the Plan and the IRC.

Notes Receivable from Participants

The Plan includes an employee note receivable provision authorizing participants to borrow a minimum of $1,000 up to a maximum amount that is equal to the lesser of $50,000 or 50% of their vested balances in the Plan. Each loan bears interest at rates ranging from 4.25% to 9.50% as determined by the Trustee. The notes receivable are evidenced by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential notes, which have a maximum term of 10 years. The notes receivable bear a reasonable interest rate fixed at the date the note is granted. The notes receivable are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the note receivable in full at any time without penalty. Delinquent loans are recorded as a distribution based upon the terms of the Plan document.

Loans are offset against the participant’s account and the related portion does not share in any income, expenses, gains, or losses (other than the interest on the loan) which are realized by the Plan. Loans are recorded at their unpaid principal balance, plus any accrued but unpaid interest.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Unaudited) (continued)

Payments of Benefits

Participants may withdraw a certain portion of their account while employed. The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds. Only one such withdrawal is allowed in a Plan year and the withdrawal cannot exceed the current value of the total account.

Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments over a limited period of time. If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant’s consent.

Plan Termination

Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue, or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA. No accounting treatment or funding of the Plan shall be deemed evidence of intent to limit in any way the right to amend or terminate the Plan.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Master Trust

The investments of the Plan are pooled with the investments of the Ashland Employee Savings Plan, the International Specialty Products Inc. 401(k) Plan (ISP Plan), and the Pharmachem Profit Sharing Plan in a master trust pursuant to an amended agreement between Fidelity Management Trust Company, the trustee, and Ashland — Ashland Inc Savings Plan Master Trust (the Master Trust), effective October 1, 2012.

Investments

The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust. These investments are determined primarily by quoted market prices (see Note E).

Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Income and Expense Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Master

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Unaudited) (continued)

Trust’s gains and losses on investments bought and sold as well as held during the year. This activity is presented as “Plan interest in Ashland Inc Savings Plan Master Trust investment income (expense)” on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Investments advisory, legal and audit fees are split evenly by the participants and Ashland. Participants pay loan initiation and maintenance fees, short-term redemption fees and overnight charges. Recordkeeping and certain other fees are paid by the participants through a fixed, per person account charge.

NOTE C – MASTER TRUST INVESTMENTS

The Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan and the other Ashland sponsored retirement plans. The Master Trust allocates certain individual assets to each plan participating in the Master Trust arrangement. Therefore, the investment results from certain individual assets of the Plan may not reflect its proportionate interest in the Master Trust.

The following table presents the net assets, including investments, receivables and liabilities, of the Master Trust and the Plan's interest in the net assets of the Master Trust as of December 31:

	2023		2022
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments, at fair value:
Ashland Common Stock Fund
Money Market Fund	$523	$22	$661	$28
Ashland Inc. Common Stock	51,229	2,174	68,296	2,882
Shares of Registered Investment Companies	164,522	1,452	193,456	1,336
Common/Collective Trusts	1,052,023	14,987	874,957	12,208
Stable Value Fund Money Market Fund	3,999	72	2,178	27
Total investments at fair value	1,272,296	18,707	1,139,548	16,481

Investments, at contract value:
Stable Value Fund Investment Contracts	167,331	3,018	221,417	2,729
Total investments at contract value	167,331	3,018	221,417	2,729
Net Master Trust assets	$1,439,627	$21,725	$1,360,965	$19,210

The following table presents the net appreciation in investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income (expense) in the Master Trust for the year ended December 31:

2023
Net realized and unrealized appreciation in fair value of investments	$195,382
Investment income:
Dividends	6,824
Interest	4,299
11,123
Total	$206,505

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE D – INVESTMENT CONTRACTS

The investment contracts held by the Master Trust in the Stable Value Fund are known as synthetic account guaranteed investment contracts (GICs).

In a synthetic GIC structure, the underlying investments are owned by the Master Trust and held in the trust for plan participants. The contract values of the synthetic GIC contracts including unsettled receivables and payables at December 31, 2023 and 2022 were $167,331 and $221,417, respectively.

Synthetic account GIC instruments have wrapper contracts that are purchased from an insurance company or bank. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The contract value assigned to the wrapper contracts at December 31, 2023 and 2022 was zero.

The key factors that influence the future interest crediting rates include: the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.

To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The interest crediting rates of the contracts are typically reset on a quarterly basis. All wrapper contracts provide for a minimum interest crediting of zero percent.

Limits to Ability to Transact at Fair Value

In certain circumstances, the amount withdrawn from a wrapper contract would be payable at fair value rather than at contract value. These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria. The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, material and adverse changes to the provisions of the Plan, or uncured material breaches of responsibilities. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.

NOTE E – FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An instrument’s categorization within the fair value hierarchy is

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Unaudited) (continued)

based upon the lowest level of input that is significant to the instrument’s fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date.

As of December 31, 2023 and 2022, the Plan held no investments outside of its interest held in the Master Trust. The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$523	$—	$—	$523
Ashland Inc. Common Stock	51,229	—	—	51,229
Shares of Registered Investment Companies	164,522	—	—	164,522
Stable Value Fund Money Market Fund	3,999	—	—	3,999
Total assets in the fair value hierarchy	220,273	—	—	220,273
Common/Collective Trusts (a)	—	—	—	1,052,023
Investments at fair value	$220,273	$—	$—	$1,272,296

(a)
Common/Collective Trusts are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$661	$—	$—	$661
Ashland Inc. Common Stock	68,296	—	—	68,296
Shares of Registered Investment Companies	193,456	—	—	193,456
Stable Value Fund Money Market Fund	2,178	—	—	2,178
Total assets in the fair value hierarchy	264,591	—	—	264,591
Common/Collective Trusts (a)	—	—	—	874,957
Investments at fair value	$264,591	$—	$—	$1,139,548

(a)
Common/Collective Trusts are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2023 and 2022.

Money Market Funds, Shares of Registered Investment Companies, Ashland Inc. Common Stock – Valued at the quoted market price of shares held by the Plan at year-end.

Common/Collective Trusts (CCT) – Valued using a Net Asset Value (NAV). The NAV of a CCT is based on the market values of the underlying securities. The beneficial interest of each investor is represented in units. Units are issued and redeemed daily at the fund's closing NAV.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Unaudited) (continued)

Investments Measured Using Net Asset Value per Share Practical Expedient – The following table sets forth the investments valued at NAV as of December 31, 2023:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common/Collective Trusts	$1,052,023	None	Daily	None	None

The following table sets forth the investments valued at NAV as of December 31, 2022:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common/Collective Trusts	$874,957	None	Daily	None	None

NOTE F – TRANSACTIONS WITH RELATED PARTIES

The Plan’s portion of the Master Trust held 25,799 and 26,808 shares of Ashland Inc. Common Stock as of December 31, 2023 and 2022, respectively, with a fair value of $2,174 and $2,882, respectively. The Plan’s interest in the Master Trust received dividends on Ashland Inc. Common Stock of $40 in 2023. The remaining dividends relate to certain Master Trust investments classified as Shares of Registered Investment Companies. Fidelity Management Trust Company acts as the Trustee and Recordkeeper of the Plan. PIMCO, an Allianz Global Investors company, Newport Trust Company and Fiducient Advisors LLC were also providers of fiduciary services to the Master Trust during the year.

Fees of $18 were paid by the Plan for investment management. Costs paid by Ashland are not charged to the Plan or Master Trust for services it performs on behalf of the Plan.

NOTE G – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	December 31
	2023	2022
Net assets available for benefits per financial statements	$22,578	$20,069
Benefit claims payable	(1)	(1)
Receivable on deemed distributions of participant loans	—	(16)
Net assets available for benefits per Form 5500	$22,577	$20,052

NOTE H – TAX STATUS OF THE PLAN

The Plan has received a determination letter from the IRS dated August 9, 2017, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the plan years ending prior to 2020.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE I – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SCHEDULE H

Ashland Union Employee Savings Plan

Employer Identification Number 20-0865835
Plan Number 020

Schedule H; Line 4i - Schedule of Assets (Held at End of Year) (Unaudited)

December 31, 2023
($ in thousands)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost^	Current Value
*	Participant Loans	1-5 Years, interest 4.25% - 9.50%	$—	$833

*	Indicates parties-in-interest to the Plan
^	Required for nonparticipant-directed investments only

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

Date: May 23, 2024	/S/ J. Kevin Willis
J. Kevin Willis
Senior Vice President and Chief Financial Officer Chair of the Ashland Inc. Investment and Administrative Oversight Committee